UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 15, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

10 November, 2005

COLES MYER 2006 first quarter sales up 5.6%

  Group sales up 5.6% to $9 billion

  Food and Liquor sales up 4.4%

- comparative sales up 2.1%

  Megamart divestment announced

  High level of interest in Myer IM

Coles Myer Ltd (CML) today announced first quarter sales of $9 billion, an increase of 5.6% for the 13 weeks ended 30 October 2005.

"We are pleased with the progress made in the toughest conditions experienced for some time across the retail sector, as fuel prices rose to historically high levels and consumer confidence fell," Coles Myer CEO, John Fletcher, said.

"Coles Myer remains on track despite the challenging conditions.

"Comparative store sales in Food and Liquor have improved in line with our expectations.

"In the non-food businesses, Myer, Target and Officeworks continued to grow comparative sales while Kmart was affected by the sector-wide impact of fuel prices on consumer sentiment and spending.

"Our analysis shows a change in shopping patterns, particularly in lower socio-economic areas where high fuel prices have had the greatest impact and consumers are cautious and value conscious.

"While we share the view that trading conditions remain tough, our businesses are well prepared for the important Christmas trading period.

"We remain committed to achieving our FY2006 earnings target of $769 million ($800 million pre-capital management).

"The review of ownership options for Myer and the divestment of Megamart progressed during the quarter.

"An Information Memorandum on Myer has been sought by approximately 20 parties who have until early December to submit their bids and thus assist the Board in deciding whether to retain or divest the business. As part of this process, we will also consider redevelopment options for the landmark Myer Melbourne store.

"Yesterday, we announced a conditional agreement to divest six Megamart stores to Harvey Norman, with the remaining three stores to be closed and sub-let," Mr Fletcher said.

Food and Liquor recorded sales growth of 4.4% for the quarter, with comparative sales growth up 2.1%. As predicted, the comparative trend improved on the fourth quarter.

This result was delivered with strong focus across both supermarkets and liquor on providing customers with great value and convenience.

The supermarkets business continued to grow, with the opening of 13 new stores. We also progressed our liquor strategy with the continuing rollout of the 1st Choice Liquor Superstore brand, including the opening of two additional new stores during the quarter.

Fourteen new supermarkets and thirteen 1st Choice Liquor Superstores are expected to open during the remainder of FY2006.

Food inflation within the business increased to approximately 1.8% during the quarter, driven by escalating fresh food prices.

The Food and Liquor business will continue to have a strong focus on transforming the business to provide better value and convenience for customers.

Coles Express sales increased by 18.1% on stable volumes, reflecting fuel prices at record highs.

Coles Express continues to deliver great value through its well-established and well-recognised offer, with customers continuing to actively look for the 4 cents per litre discount.

Kmart recorded a decline in sales of 1.4% for the quarter (-3.3% comparative sales) as consumer confidence decreased in the face of rising fuel prices and as the business cycled a comparative sales increase of 7.5% in Q1 FY2005.

Kmart's core customer within the family segment was impacted by the higher fuel prices, translating into slowing sales, with home and entertainment categories most affected.

Encouragingly, new merchandise ranges and seasonal products are selling well and solid growth continues in the apparel and footwear categories.

A number of initiatives are being implemented to improve in-store presentation and execution for the Christmas period. Inventory levels remain below last year and are being well controlled.

During the quarter four new Kmart stores were opened.

Myer reported a sales increase of 2.4% for the quarter, with solid increases in key categories across the business reflecting good progress against strategy.

The sales result demonstrated clear progress in the five-year turnaround strategy, with positive customer response to spring and summer fashion.

The Myer brand will focus on strong execution and a great customer offer for the all important Christmas trading season, driven by a focus on gift ideas and holiday merchandise.

All Megamart stores will cease trading on November 13. A conditional agreement has been reached with Harvey Norman to acquire stores at Alexandria in Sydney, Chadstone, Fountain Gate, Sunshine and Thomastown in Melbourne and Coorparoo in Brisbane on November 23. Stores at Auburn and Casula in Sydney and Perth City will remain closed and sub-letting will be pursued.

The previously announced provision is expected to cover divestment and closure costs.

Harvey Norman has indicated an interest in securing Megamart team members to fill available roles in the six stores it is taking over. Team members will also be given priority for available roles at Myer and other CML brands.

Target delivered a sales increase of 3.0% for the quarter. Comparative sales (up 1.1%) were impacted by the shift of the second week of the Toy Sale to the last quarter of FY2005. Comparative store growth on a true like-for-like basis was 2.4% as the business cycled comparative store sales growth of 9.7% in Q1 FY2005.

Target continued to deliver differentiated product, supported by strong in-store execution, with apparel generally outperforming the market.

Footwear was again a key growth area, with ladieswear and soft homewares also having solid performances following excellent results last year.

Target opened five new stores during the quarter.

Officeworks continued to perform well, with sales growth of 4.3%. As planned, Harris Technology's restructure has resulted in flat comparative store sales for the combined Officeworks and Harris Technology business. Excluding Harris Technology, Officeworks comparative sales growth was up 6.2%.

Strong promotions during the quarter continued to strengthen Officeworks' brand positioning, including Officeworks Birthday and Works promotions. One new store opened during the quarter and two more are expected prior to Christmas.

Further enquiries:

Media Scott Whiffin +61 3 9829 5548

Analysts John Di Tirro +61 3 9829 4521

Financials
Business Group Sales	Sales First Quarter (13 Weeks)
	2005	2006
	$m	$m	%
Food & Liquor	4,586	4,789	4.4
Coles Express	1,331	1,571	18.1
Kmart	905	893	(1.4)
Myer	647	663	2.4
Megamart	61	59	(4.3)
Target	702	723	3.0
Officeworks	279	291	4.3
Officeworks excluding Harris Technology	223	250	12.3
Total sales	8,511	8,989	5.6
Comparable Store Sales
Food & Liquor			2.1
Coles Express			17.7
Kmart			(3.3)
Myer			2.4
Megamart			(4.3)
Target			1.1
Officeworks			0.2
Officeworks excluding Harris Technology			6.2
Total Group			3.8

Movement in Stores	FY2005	Openings	Closings	Q1 2006
Supermarkets	719	13	2	730
Liquor	669	14	14	669
Coles Express	597	2	2	597
Kmart	180	4	0	184
Kmart Tyre & Auto	65	1	0	66
Officeworks	87	1	0	88
Harris Technology	8	0	0	8
Myer	61	0	0	61
Megamart	9	0	0	9
Target	255	5	2	258
Total	2,650	40	20	2,670